Hilda Mackow
                                        Vice President, Communications
                                        Moore Corporation Limited
                                        (416) 364-2600

                                        Lissa Perlman
                                        Kekst and Company
                                        (212) 593-2655

         INSPECTORS OF ELECTION PRELIMINARY REPORT CONFIRMS ELECTION OF
                        MOORE NOMINEES TO WALLACE BOARD

TORONTO (December 13, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) announced today that it received from the independent inspectors of election, Corporation Trust Company, the preliminary results of the proxy voting from Wallace Computer Services' (NYSE: WCS) annual meeting that was held on Friday, December 8, 1995.

The report confirmed that Moore's three nominees were elected to Wallace's Board of Directors by 66% of the Wallace shares voted at the meeting, or 56% of the outstanding shares. Moore's three nominees were Curtis A. Hessler, Albert W. Isenman III and Robert P. Rittereiser. A plurality of the votes cast in the election of directors was required to elect each nominee. Wallace's three nominees, including the company's current chief executive officer, Robert Cronin, received only 31% of the shares cast at the meeting, or just 26% of the total outstanding shares.

Reto Braun, Chairman and CEO of Moore, said, "We are gratified that the inspectors' preliminary report confirms the election of our nominees by a margin greater than two to one. We also find it noteworthy that 70% of the shares present were voted in favor of removing Wallace's entire Board of Directors. We view this vote as yet another clear and unambiguous message to Wallace's directors that the vast majority of the Wallace shareholders support Moore's offer and soundly reject the "just say no" posture of the Wallace Board."

In addition, Moore's proposal to repeal any changes to Wallace's bylaws which may have been made after February 15, 1995 and prior to the annual meeting was adopted. This proposal received 69% of the votes cast, or 60% of the outstanding shares. In order to have been adopted, this proposal needed to be approved by a simple majority vote of Wallace's outstanding shares. Two other Moore proposals, one to remove all of the present members of Wallace's Board and a second to reduce the number of directors to five, each received 70% of the shares voted, or 60% of the outstanding shares. These two proposals needed the favorable vote of 80% of all of Wallace's outstanding shares in order to be adopted. With 86% of Wallace's outstanding shares represented at the meeting, the 80% supermajority vote was an extremely high hurdle to cross.

                                      ###

Moore Corporation Limited (TSE, ME, NYSE: MCL) is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.